Privileged Environment for Leadership

ISS Europe 2006

Eric Meurice, President and CEO, ASML

Exhibit 99.4

Outline

Roadmap for Leadership in Technology
AND Affordability

Successful delivery of the Roadmap

/ Slide 2

Customers’ appetite for shrink continues unabated
ahead of Moore’s law

10

12

200

100

80

60

40

Logic

DRAM

NAND

11

07

09

08

04

06

05

01

03

02

00

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

ASML committed to cost effective litho solutions to meet needs

/ Slide 3

0.85

0.93

1.20

1.35

1.50

NA

0.25

0.22

0.31

0.28

0.40

0.31

193

   (nm)

Year

22

2011

32

2009

45

2007

65

2005

90

2003

110

2001

Half pitch (nm)

0.25

0.41

0.59

13.5

likely

opportunity

0.40

Infrastructure challenge

Pitch relaxation or

double patterning

0.22

Fluid/

material
challenge

Likely technology roadmap to meet customer
roadmap

Low k1
 challenge

k1 = (half pitch) * NA / wavelength

Most aggressive k1 in production today is 0.28/0.3
Physical limit single exposure  is 0.25

/ Slide 4

Double patterning as a bridge solution to EUV?

Si

Nitride HM

Resist

Int.

Exposure 1

& development

Transfer to

hard mask

Int.

Exposure 2

& development

Transfer to

hard mask

80-nm pitch
k1=0.2, ArF, 0.93 NA

Space 1 = Space 2
- Overlay

/ Slide 5

ArF Immersion extension with High Index?

>>2010

>2010

2009

2007

Estimated Timing

18%

13%

4%

Shrink

33

35

39

40

Minimum Resolution,
k 1=0.28

1.65

1.55

1.4

1.35

Max NA (0.95 * RImin)

1.9

1.9

1.57

1.57

Refractive Index

New
Material

New
Material

Current

Current

Glass

>1.8

1.65

1.65

1.44

Refractive Index

New

Available

Available

Water

Fluid

/ Slide 6

i-line
365 nm
KrF
248 nm
ArF
193 nm
EUV
13.5 nm
Dry
Immersion

ASML

2004

2005

2006

2007

2008

2009

120-90 nm

180-130 nm

280 nm

80-70 nm

65 nm

70 nm

  45 nm

   65 nm

  40 nm

4X0

7X0

8X0

450

760

860

1250 NA=0.85

1250i NA=0.85

1400i NA=0.93

1700i NA=1.2

NA >1.3X

45 nm

32 nm

ADT

32 nm

NA >1.5
or Dbl Pattern

EUV

870

ASML’s product roadmap to meet customer roadmap challenge

875

1400 NA=0.93

/ Slide 7

TWINSCAN XT:1700i: 42-nm images

1.2 NA: highest in the industry

Catadioptric lens design

30% increase in resolution

Volume production at 45 nm

-300 nm

NF

+300 nm

+450 nm

-500 nm

-180 nm

+180 nm

42-nm/84-nm pitch,

NA=1.2, =0.89/0.98 dipole X-35, polarized

Resist: 120-nm FFEM RK2101

BARC: 42-nm 1C5D

Top Coat: 140-nm TILC019

Tool: XT:1700Fi

/ Slide 8

service corridor
servo, vacuum, water, electronics cabinets
2 μm

Integration 2 EUV tools in progress: shipment H1 2006
40 nm L&S, > 10 W/hr, 0.25 NA, 13 nm, 26 mm field

AD1

AD2

First

200-nm

image

/ Slide 9

Litho cost places EUV favorably vs. other technologies

XT:850

XT:1250

XT:1400

XT:1700

EUV

ArFi DP

ArFi hi

EUV

ArFi DP

130

90

65

45

32

32

32

22

22

2001

2003

2005

2007

2009

2009

2011

2011

2011

Mask cost high

Mask cost low

Litho cost

Source: ASML

/ Slide 10

Cost per layer =

Cost

Productivity

Improvements in productivity, cost
effective lens, and equipment
design deliver lower cost per layer

ASML solution to increasing technology costs: continuous
productivity improvement of TWINSCAN & advanced lens solutions

0

25

50

75

100

125

150

2001

2002

2003

2004

2005

2006

0

2

4

6

8

10

12

0.75

2001

0.85

2003

0.93

2005

1.2

2006

>1.3

2007

NA :
Year :

Dry

Wet

Catadioptric

Geometric

Dioptric

Lens Design

Source:ASML

/ Slide 11

0.0

0.1

0.2

0.3

0.4

0.5

0.6

0.7

0.8

0.9

1.0

2000

2002

2004

2006

2008

2010

2012

Lithography cost Affordability:
Cost per minimum Feature 2 continuous shrink

32 nm

ArFi DP

32 nm

EUV

32 nm

ArFi hi

22 nm

ArFi DP

22 nm

EUV

Hi index ArFi
challenged
in timing &
extensibility

CoO of EUV & DP ArFi
support 2 year roadmap

XT:1700i
45 nm

1.2 NA ArFi

AT:850

130 nm

0.8 NA KrF

XT:1250
90 nm

0.85 NA ArF

Source: ASML

XT:1400
65 nm

0.93 NA ArF

/ Slide 12

Outline

Roadmap for Leadership in Technology
AND Affordability

Successful delivery of the Roadmap

/ Slide 13

3000
2500
2000
1500
1000
500
0
Total Sales M€
500
400
300
200
100
0
R&D Costs M€
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

ASML

ASML IC Litho R&D costs versus total sales

R&D costs exclude settlement
with Nikon Corp. in 2004 and reflect costs for continuing operations

/ Slide 14

ASML leveraged knowledge base

Payroll resources ~34%

Contractor/outsourcing ~17%

(Work that can be done more
efficiently outside)

Technology buy ~12%

(Bringing external expertise in-house)

Supplier R&D ~32%

Customer network/
applications partners ~5%

/ Slide 15

Advanced Mask Technology Center
ENEA C.R. Frascati
Sagem Défense Sécurité
Groupe SAFRAN
Imagine Optic
AIS
SIGMA-C
ELDIM
SCHOTT lithotec
freescale semiconductor
Launched by Motorola
Xenocs
ALCATEL THALES
Infineon technologies
AZ Electronic Materials
Universität Bielefeld
Fakultät für Physik
IOM
Fraunhofer Institut
Media Lario Technologies
TU Delft
ST
PTB
eppra
FOCUS
JOHANNES GUTENBERG UNIVERSITÄT MAINZ
FOM
imel
XTREME technologies
ioe
CNRS Centre National de la Recherche Scientifique
cea leti
PAUL SCHERRER INSTITUT PSI
PHILIPS
TNO
TASC
elettra
Information Society Technologies
JENOPTIK JENA
LaserOptik Systeme
AIXUV EUV-Technology
imec
PhysTeX
ZEISS CARL ZEISS SMT
ROTH & RAU
ASML

EUV partnering: Europe is active

/ Slide 16

ASML litho specialist pool: large and highly
specialized

ASML employs 2800 in Europe

R&D:

1048 payroll

640 contracted

153

PhD/Dr.

Plus supplier base and technology network:

another 10,000 jobs

/ Slide 17

Minimum feature size                   50 nm

Positional accuracy              +/- 10 nm

Note:                                     1nm = 1/1,000,000 mm

300 mm

300-mm wafer

ASML system deliverables: Enlarge a wafer 1 million
times and print the Netherlands in 30 seconds

300 km

The Netherlands

Source: ASML

300 km

X1 million

Corresponds to                                             5 cm

Positional accuracy            +/- 1.0 cm

/ Slide 18

ASML system deliverables

Two TWINSCANTM scanner
stages operate at a speed of
550 mm/s with an accuracy
of 2 nanometer,

which compares to two 747
jumbo jets flying  at 1000 km/hr
the exact same route to an
accuracy of 0.001 millimeter

The reticle stage accelerates

from 0 to 100 km/hour in 1.6 seconds,

leaving every sports car behind.

Reticle stage

Wafer stages

/ Slide 19

Conclusions

A clearer, more secured roadmap ahead of
Moore’s Law

A roadmap continuing to deliver reduced cost by
function – litho is affordable

Success hinging on critical mass investment by
ASML and the industry

/ Slide 20

Commitment